

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 17, 2018

Francis Knuettel II
Chief Financial Officer
Marathon Patent Group, Inc.
11601 Wilshire Blvd., Ste. 500
Los Angeles, CA 90025

> **Re: Marathon Patent Group, Inc.**
> **Revised Preliminary Information Statement on Schedule 14A**
> **Filed January 12, 2018**
> **File No. 001-36555**

Dear Mr. Knuettel:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, with any questions. If you require further assistance, you may contact the undersigned at (202) 551-3453.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services